Exhibit 99.1

Indonesia Energy Announces Production Updates on Kruh Wells 27 and 28, the Two Back-to-Back Discovery Wells Drilled in 2022

Kruh 28 also has a potentially significant new gas reservoir

Company negotiating for Kruh Block contract extension

2023 new seismic operations seek to maximize returns from the Kruh Block drilling program

JAKARTA, INDONESIA AND DANVILLE, CA, Tuesday, December 13, 2022 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced production updates on its Kruh 27 and Kruh 28 wells. These two back-to-back discovery wells were drilled by IEC during 2022 at its 63,000-acre Kruh Block.

Fracture stimulation of the already oil producing Kruh 27 well has been completed, with 80 thousand pounds of proppants having been injected into the sand producing reservoir with the goal of increasing production productivity. A previous fracturing program conducted in IEC’s Kruh 26 well brought the original production of 18 barrels of oil per day (BOPD) to a post-fracturing rate of 75 BOPD. IEC anticipates that the stimulation work at Kruh 27 could provide similar production enhancement after the well begins production again expected in January 2023.

For Kruh 28, IEC plans to conduct a drill stem test in the new oil and gas bearing sand at a depth of 1,000 feet depth in January 2023. During drilling of Kruh 28, more than 28% hydrocarbon gas was recorded with composition up to C5 (an indication of the presence of liquid hydrocarbons), suggesting a potential new oil and gas bearing formation. Production from the Kruh 28 well is expected in the first quarter of 2023. As previously announced, IEC unexpectedly found evidence of a potential natural gas bearing reservoir between the 976 and 1,006 feet interval with 30 feet net thickness. This initial evidence was supported by both wireline logging and geologic logging data, and subsequent gas flaring.

Further, IEC announced that it is currently in negotiations with Pertamina (the Indonesian state-owned oil and gas company) for a five year extension of IEC’s contract for Kruh Block. Instead of the current May 2030 expiration of this contract, this extension would move the expiration date to May 2035. This extension would effectively give IEC 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block.

In order to maximize the potential of Kruh Block after several encouraging new oil discoveries made by IEC during 2021 and 2022, IEC is planning to conduct significant new seismic operations across the entire Kruh Block. IEC believes that this new work, together with what has been learned from recent oil and gas discoveries, will greatly assist IEC in ascertaining the best locations conduct a continuous drilling campaign at Kruh Block that will look to develop not only the one formation currently being targeted, but to look to develop what appears to be at least three additional oil formations that could contain significant commercial quantites of oil and natural gas. Completion and full interpretation of this seismic operations will take approximately 12 months, after which IEC plans to re-start its continuous drilling campaign at Kruh Block. IEC still plans on drilling a total of 18 new wells at Kruh Block, four of which have already been completed, by the end of 2025.

IEC can conduct this new, potential maximizing seismic work based on its fundraising efforts during 2022, where IEC raised approximately $12 million (net of fees and expenses) from investors.

Mr. Frank Ingriselli, IEC’s President, commented “We are pleased with the significant achievements our company has made in 2022 with the two back-to-back oil discoveries and the potential new gas find. Additionally, we are pleased with the carrying out of our stimulation work on Kruh 27 well which will also be applied to the Kruh 28 well to maximize production (as was demonstrated in the Kruh 26 well). We believe that Kruh Block is a world class asset and, in order to maximize future production capability, we are planning on conducting significant seismic operations across the entire Kruh Block so that based on what we have learned from our recent discoveries, including our gas discovery, we can determine the best locations to start our continuous drilling campaign. That is why we have commenced negotiations with the government to extend the contract term of the Kruh Block. Additionally, we will also be moving forward during 2023 with developmental activities at our potential billion-barrel equivalent natural gas 1,000,000-acre Citarum Block, where the previous operator drilled a few gas discoveries. In short, we’ve never been more excited about IEC’s potential, and we look forward to continuing our efforts as we seek to drive positive shareholder value.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (1,000,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com .

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in the preceding discussion, the words “estimates,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results (including, without limitation, the anticipated results of IEC’s exploration, drilling and production activities and the impact of such activities on IEC’s results of operations as described herein) to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed on May 2, 2022, with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov . IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com